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PRUDENTIAL WORLD FUND, INC.
100 MULBERRY STREET, GATEWAY CENTER THREE, 4TH FLOOR
NEWARK, NJ 07102
973 802-6469

VIA EDGAR

September 26, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-1004

     Re: Prudential World Fund, Inc.
     File Nos. 2-89725 and 811-3981

Dear Sir/Madam:

     On behalf of Prudential World Fund, Inc. (the Registrant), I hereby submit this application for withdrawal of Form N-14/A, filed by the Registrant on September 5, 2003 at 3:31 pm. Its accession number is 0001047469-03-029987, and it was erroneously filed under 33Act number 333-55668.

     This N-14/A was subsequently re-filed, also on September 5, 2003 at 4:54 pm. Its accession number is 0001047469-03-030027, and it was filed under the correct 33Act number of 333-106981.

     Pursuant to the requirements of Rule 478 of the Act, the Secretary of the Registrant has duly signed this application for withdrawal of the erroneous N-14/A this 26th day of September 2003.

     We apologize for any inconvenience this may have caused. Please direct any comments regarding this withdrawal to Jonathan D. Shain at 973 802-6469.


           Very truly yours,

           /s/ Jonathan D. Shain
           ---------------------
           Jonathan D. Shain
           Secretary